Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

October 19, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Maura Ransom, Assistant Director
Division of Corporation Finance

Re:                             Southcross Energy Partners, L.P.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-180841
Filed October 15, 2012

Ladies and Gentlemen:

Set forth below is the response of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversations on October 19, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting as Exhibit A hereto certain pages of Amendment No. 6 to the Registration Statement, marked to show our proposed changes in response to the comments below.  These marked changes will be incorporated into a subsequent amendment to the Registration Statement.

For your convenience, we have prefaced our response with text substantially similar to the Staff’s oral comment.

1.                                       We note that you have filed a form of Contribution, Conveyance and Assumption Agreement pursuant to which the recapitalization transactions in connection with the offering will occur.  Please provide additional disclosure in the “Certain Relationships and Related Party Transactions” section of the prospectus relating to this agreement.  See Item 404(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement accordingly.  Please see page 164 in Exhibit A.

2.                                       We note that the cash and cash equivalents line in the capitalization table on page 53 reflects a different amount than the pro forma as adjusted cash and cash equivalents in the pro forma consolidated balance sheet on page F-4.  Please consider revising your disclosure to explain the reasons for this difference.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement accordingly.  Please see page 53 and F-7 in Exhibit A.

3.                                       We note that, after giving effect to the recapitalization transactions and this offering, your equity capitalization will consist of a 2% general partner interest, 49% common unit interest and 49% subordinated unit interest.  In footnote 1 to the unaudited condensed consolidated financial statements, please explain why the net income applicable to common units does not represent one-half of the net income applicable to limited partners.

Response: In accordance with Staff Accounting Bulletin 1.B.3 and as described on page F-15, the table on page F-15 reflects our capital structure prior to the issuance of 9,000,000 common units to the public in the offering.  Net income applicable to common units was calculated by multiplying the 5,279,092 common units deemed to be outstanding prior to the offering by the anticipated initial quarterly distribution of $0.40 per unit for two quarters.

4.                                       We note that you intend to grant up to 150,000 phantom units with distribution equivalent rights to employees under your new long-term incentive plan.  Please tell us how you considered quantifying the value of compensation expense and concluding that it was appropriate to omit such compensation expense from the pro forma financial statements.  Please provide investors with an estimate of the expense that will be recognized in connection with the grant of these phantom units.  Please see Regulation S-X Item 11-02(b)(5).

Response: We will revise the Registration Statement to disclose our estimate of this expense and the fact that it is not reflected in our pro forma financial statements.  Please see page F-15 in Exhibit A.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

		By:	Southcross Energy Partners GP, LLC,
its General Partner

		By:	/s/ J. Michael Anderson
J. Michael Anderson
Senior Vice President
and Chief Financial Officer

cc:	William N. Finnegan IV (Issuer’s counsel)
Ryan J. Maierson (Issuer’s counsel)
Douglass M. Rayburn (Underwriters’ counsel)

Annex A

(see attached)